SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period July 25, 2007

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒                Form 40-F      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐                No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period May 8, 2007 to July 25, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:
	Name:	Stephen Foster
	Title:	Company Secretary
	Date:	July 25, 2007

To:    The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2007 – 19AWC

Appointment of Director

Alumina Limited today announced that Mr G J (John) Pizzey will join its Board of Directors effective 8 June 2007.

Mr Pizzey, 61, has extensive knowledge and experience in the alumina and aluminium industry gained in over 33 years in various operational and senior management roles in Alcoa including former Executive Vice President and Group President Primary Products. This role included responsibility for the Alcoa World Alumina and Chemicals joint venture until 2003, in which Alumina Limited has a 40% interest. Mr Pizzey brings global business experience and extensive participation in international joint ventures. He was also a director and former Chairman of the London Metal Exchange and Alcoa of Australia Ltd.

Mr Pizzey is currently a Director of Iluka Resources Ltd (since November 2005), Amcor Limited (since September 2003), St Vincent’s Institute of Medical Research (since April 2004) and Ivanhoe Grammar School (since November 2003).

Mr Pizzey holds a Bachelor of Engineering (Chemical) and a Diploma of Management.

Alumina Limited ABN 85 004 820 419 GPO Box 5411 Melbourne Vic 3001 Australia

Stephen Foster Company Secretary	Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia
8 June 2007

Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2007 – 20AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

Stephen Foster

Company Secretary

8 June 2007

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	George John PIZZEY

Date of appointment	8 June 2007

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

NIL

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.

Yalambie Pty Ltd as Trustee for the Pizzey Superannuation Fund. Mr Pizzey is a beneficiary of the Fund.	13,000 ordinary fully paid shares

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	NIL

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

To:    The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2007 – 22 AWC

Alumina Limited 2007 Earnings Outlook

Alumina Limited will announce its financial result for the six months to 30 June 2007 on 1 August 2007. At this time, the Company expects full year 2007 Underlying Earnings to be lower than would be derived from previous guidance. Alumina Limited expects full year 2007 Underlying Earnings to be approximately A$490 million. This estimate assumes an average LME aluminium price of US$1.24 per pound, an average USD/AUD exchange rate of 0.83 and average AWAC refining costs being US$20 per tonne higher than the previous estimated increase of US$4 per tonne for 2007.

The additional increase in AWAC refining costs of US$20 per tonne includes US$8 per tonne due to the exchange rate impact of a lower US dollar in 2007, and the remainder is the result of:

•	the impact in the first half of strikes at Compagnie des Bauxites de Guinée bauxite operations and power outages at the Kwinana and Pinjarra alumina refineries in January and February;

•	higher freight, maintenance and contractor costs;

•	lower than planned production at Pinjarra, now expected to be approximately 4 million tonnes in 2007.

The revised guidance on full year 2007 Underlying Earnings includes a A$12 million after tax impact of revaluing Alcoa of Australia’s USD receivables in AUD at 30 June 2007 at 0.85.

Alumina Limited’s 2007 underlying earnings sensitivities, based on 2006 underlying earnings and 2006 average LME aluminium price and A$/US$ exchange rates, are confirmed at:

•

a US one cent per pound movement in the average 3-month LME aluminium price is expected to impact underlying earnings by approximately A$10 million. The sensitivity of underlying earnings to the LME aluminium price is not linear, as it reflects the mix of AWAC sales contracts on varying terms and may vary with significant changes to the LME aluminium price;

•

each one cent movement in the average Australian dollar/US dollar exchange rate is expected to impact underlying earnings by approximately A$7million (this impact excludes any effect of revaluing USD receivables at period end).

The average LME aluminium price and A$/US$ exchange rate for the six months to 30 June 2007 were US$1.26 per pound and 0.81 cents.

The Company’s Underlying Earnings are calculated as net profit after tax before the impact of certain non-cash accounting entries not related to the year’s operating performance. These non-cash entries relate to mark-to-market valuations of AWAC embedded derivatives, which reflect future aluminium prices based on the forward market at the end of the period, and certain employee benefit obligations.

Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2006.

Further information:

Media, Analyst and Shareholder Contact:

John Marlay

Chief Executive Officer

Phone:     (03) 8699 2602

Mobile:    0405 345 685

STEPHEN FOSTER

COMPANY SECRETARY

25 July 2007